SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

May 18, 2007

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following discussion is based on, and should be read in conjunction with, our consolidated financial statements and related notes in this Pricing Supplement and in the Offering Circular and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Overview of Banco Macro S.A.,” Selected Financial and Operating Data” and the other financial information appearing the Offering Circular.

THREE MONTHS ENDED MARCH 31, 2007 COMPARED TO THREE MONTHS ENDED MARCH 31, 2006

The disclosure includes consolidated comparisons and, in some cases, comparisons for the three months ended March 31, 2007 against the three months ended March 31, 2006 of Banco Macro without the 2006 acquisition of Nuevo Banco Bisel, or NBB, in order to permit period-to-period comparisons, considering that Nuevo Banco Bisel was acquired in August of 2006.

The following table sets forth certain components of our income statement for the three months ended March 31, 2006 and 2007. Our consolidated results of operations for 2007 include results for Banco del Tucumán and Nuevo Banco Bisel, which were consolidated with Banco Macro, respectively, from May 5, 2006 and from August 11, 2006 . The additional financial information below presents the consolidated results of operations for Banco Macro without Nuevo Banco Bisel.

	Three Months Ended March 31,
	2006 Consolidated(1)	2007 Consolidated	2007 without NBB(2)
	(in thousands of pesos) (unaudited)
Financial income	211,034	417,504	336,013
Financial expenses	(76,251)	(157,973)	(136,815)
Gross intermediation margin	134,783	259,531	199,198
Provision for loan losses	(8,044)	(17,321)	(11,652)
Service charge income	88,813	146,851	119,533
Service charge expenses	(18,156)	(32,160)	(29,450)
Administrative expenses	(128,408)	(217,550)	(172,837)
Net other income	12,631	(1,178)	33,217
Income before income tax	81,619	138,173	138,009
Income tax	(8,716)	(14,130)	(14,130)
Minority interest	(8)	(868)	(704)
Net income	72,895	123,175	123,175
__________________
(1)	Results for 2006 do not include the results of Banco del Tucumán and Nuevo Banco Bisel, which are consolidated with Banco Macro, respectively, from May 5, 2006 and August 11, 2006.
(2)	The results of Nuevo Banco Bisel are included in “Net Other Income.”

Financial Income

Our financial income increased 59% on a stand alone basis and 98% on a consolidated basis for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. The components of our financial income for the three months ended March 31, 2006 and 2007 were as follows:

	Three Months Ended March 31,
	2006 Consolidated	2007 Consolidated	2007 without NBB
	(in thousands of pesos) (unaudited)
Interest on cash and due from banks	2,452	5,185	4,998
Interest on loans to the financial sector	2,644	10,090	8,881
Interest on overdrafts	16,280	40,010	29,651
Interest on mortgage loans	9,102	14,349	12,346
Interest on pledge loans(1)	9,035	12,238	9,793
Interest on credit card loans	5,200	11,611	9,827
Interest on documents(2)	9,696	23,858	11,586
Interest on other loans(3)	44,783	100,363	100,271
Interest on other receivables from financial intermediation	3,821	4,176	3,653
Income from government and private securities, net	50,224	126,490	84,619
Indexation by benchmark stabilization coefficient (CER)(4)	28,636	24,562	18,525
Income from guaranteed loans(5)	6,478	8,885	6,565
Other(6)	22,683	35,687	35,298
Total financial income	211,034	417,504	336,013
__________
(1)	Includes primarily secured car loans.
(2)	Includes factoring, check cashing advances and loans with promissory notes.
(3)	Includes interest on loans not classified under prior headings.
(4)	Includes CER accrued for all the assets subject to adjustment by CER.
(5)	Includes loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(6)	Principally foreign exchange gains from our net asset position in U.S. dollars and results from leasing activity.

Our financial income increased 98% on a consolidated basis and 59% without the acquisition of Nuevo Banco Bisel. Interest on loans increased 120% on a consolidated basis and 88% without Nuevo Banco Bisel due to a higher volume of loans to the private sector. We continue to exhibit high rates of growth as loans to the private sector increased 100% as of March 31, 2007 as compared to March 31, 2006. Thus, the share of our total financial income from private sector loans increased from 46% to 51%. The main drivers of this growth have been overdrafts, which grew 123%, consumer loans, which grew 200%, credit cards loans, which grew 96% and medium-term loans structured for our corporate customers recorded in “Other,” which grew 59% in March 31, 2007 as compared to March 31, 2006.

Income from government and private securities climbed 152% on a consolidated basis and 69% without Nuevo Banco Bisel mainly driven by LEBAC/NOBAC results.

Indexation by CER decreased 14% on a consolidated basis and 35% without the acquisition of Nuevo Banco Bisel due to the decreasing volume of loans and bonds adjusted by CER. Additionally, inflation for the three months ended March 31, 2007 was lower than the same period in 2006 (inflation of 3% during the first quarter 2006 compared to 2.52% during 2007).

Financial expenses

Financial expenses increased 107% on a consolidated basis, and 79% without the Nuevo Banco Bisel acquisition, as of March 31, 2007 as compared to March 31, 2006. The components of our financial expenses for the three months ended March 31, 2006 and 2007 were as follows

	Three Months Ended March 31,
	2006 Consolidated	2007 Consolidated	2007 Without NBB
	(in thousands of pesos) (unaudited)
Interest on checking accounts	622	5,301	5,123
Interest on savings accounts	1,709	2,086	1,606
Interest on time deposits	36,256	89,742	78,537
Interest on financing from the financial sector	122	134	134
Interest on subordinated bonds	209	13,731	13,731
Interest on other liabilities from financial intermediation(1)	3,761	9,835	9,798
Other interest(2)	2,906	2,990	2,039
Net income from options	0	504	504
Indexation by CER(3)	18,969	15,440	9,598
Other(4)	11,697	18,210	15,745
Total financial expenses	76,251	157,973	136,815
__________
(1)	Includes lines of credit from other banks, repurchase agreements and liquidity assistance from the Central Bank.
(2)	Includes subordinated corporate bonds issued by us.
(3)	Includes CER accrued for all the liabilities subject to adjustment by CER.
(4)	Includes deposits in the form of government securities and CEDROs.

Financial expenses increased 107% on a consolidated basis and 79% without the Nuevo Banco Bisel acquisition.

The growth of financial expenses is mainly explained by interest on deposits, which grew 152% and 121% on a consolidated basis and without the NBB acquisition, respectively. This growth originated in two factors: the higher prevailing interest rates in line with the increase in interest rates in the financial system as a whole (for time deposits in pesos, the interest rate was 6.43% in March 2006 and more than 8% in March 2007) and the increasing volume of deposits, which grew 70% during 2007 (including Nuevo Banco Bisel).

Indexation by CER fell 19% on a consolidated basis, due to a decrease in CER-adjusted deposits, mostly owned by institutional investors and also due to lower inflation during 2007.

Provision for loan losses

Provision for loan losses increased 115% on a consolidated basis for 2007 compared to 2006 and 45% without the NBB acquisition as a result of the growth of our lending portfolio.

Service charge income

The following table provides a breakdown of our service charge income by category for the three months ended March 31, 2006 and 2007:
	Three Months Ended March 31,
	2006 Consolidated	2007 Consolidated	2007 Without NBB
	(in thousands of pesos) (unaudited)
Service charges on deposit accounts	56,612	96,644	75,598
Debit and credit card income	7,167	16,453	14,360
Other fees related to foreign trade	2,586	4,323	3,817
Credit-related fees	6,407	12,930	10,605
Lease of safe-deposit boxes	1,788	3,116	2,125
Other(1)	14,253	13,385	13,028
Total service charge income	88,813	146,851	119,533
__________
(1)	Includes insurance income.

Service charge income increased 65% on a consolidated basis primarily due to the increase in the volume of our operations and the acquisitions of 2006. The main drivers were fees related to deposits, which grew 71% and represent 66% of total service charge income, fees related to debit and credit cards, which grew 129% and fees related to lending activities, which grew 102%.

Service charge expenses

Service charge expenses in 2007 increased 77% on a consolidated basis and 62% without Nuevo Banco Bisel, as compared to 2006, mainly due to higher credit card and debit card processing fees, other service fees and taxes.

Administrative expenses

The components of our administrative expenses for the three months ended March 31, 2006 and 2007 are reflected in the following table:

	Three Months Ended March 31,
	2006 Consolidated	2007 Consolidated	2007 without NBB
	(in thousands of pesos) (unaudited)
Personnel expenses	79,148	137,709	106,224
Directors and statutory auditors fees	1,611	3,460	2,985
Other professional fees	7,795	9,601	8,472
Advertising and publicity	5,003	9,531	9,234
Taxes	2,302	3,070	2,668
Other operating expenses	28,614	49,086	38,293
Other	3,935	5,093	4,961
Total administrative expenses	128,408	217,550	172,837

Administrative expenses increased 69% on a consolidated basis and 35% without the Nuevo Banco Bisel acquisition, mainly due to personnel expenses which grew 74% on a consolidated basis and 34% without the 2006 acquisitions. This increase in personnel expenses is attributed to salary adjustments and to the increase in the number of employees as a result of the 2006 acquisitions.

Net other income

Net other income totaled a loss of PS.1.2 million, decreasing 110% or Ps.13.8 in the first quarter of 2007 as compared to the same period in 2006, as a result of a two main factors: (1) a decrease in our other income by Ps. 9.3 million and (2) an increase in our other expenses by Ps. 4.5 million. The decrease in our other income by Ps. 9.3 occurred primarily because Banco Bansud's goodwill amortization installment of Ps.18.3 million gain were included in the first quarter of 2006 and this amortization was completed at the end of 2006; on the other side, in the first quarter of 2007 recovered loans and allowances included a gain of Ps.12.3 million due to the acquisitions of Nuevo Banco Bisel and Banco del Tucuman. The increase in our net other expenses by Ps.4.5 million occurred primarily because the first quarter of 2007 included losses from Nuevo Banco Bisel and Banco del Tucuman of Ps.8.1 million and the extraordinary expenses from our ADR and our unsubordinated notes decreased approximately Ps.7 million.

Income tax

During the first quarter 2007, we accrued income tax of Ps.14 million, compared to Ps.8.7 million recorded in the same period 2006, as a result of increasing our net income.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 18, 2007

MACRO BANK INC.

By:	/s/
Name:	Luis Cerolini
Title:	Attorney-in-fact